United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
www.vale.com
rio@vale.com
Investor Relations Department
Roberto Castello Branco
Alessandra Gadelha
Marcus Thieme
Patricia Calazans
Roberta Coutinho
Theo Penedo
Tacio Neto
Phone: (5521) 3814-4540
STRENGTH AND FLEXIBILITY
Performance of Vale in 2008
Rio de Janeiro, February 19, 2009 — Companhia Vale do Rio Doce (Vale) reports a strong operational and financial performance in 2008, highlighted by several production, sales and financial records.
Eight production records — nickel, bauxite, alumina, copper, coal, cobalt, platinum group metals and precious metals — were achieved while eight products registered all-time high volumes of shipments — iron ore (264.0 million metric tons), nickel (276,000 metric tons), copper (320,000 metric tons), alumina (4.2 million metric tons), cobalt (3,087 metric tons), precious metals (2.4 million troy ounces), platinum group metals (411,000 troy ounces) and coal (4.1 million metric tons). The excellence in financial performance was reflected in the achievement of record revenues, operational profit, net earnings, cash generation, dividend distribution, and investment supported by a very strong balance sheet.
In spite of the large downward volatility in mining equity prices during the second half of 2008, Vale preserved the global leadership in shareholder value creation amongst big diversified mining companies, with a total shareholder return of 23.1% per year over the last five years.
Problems with the global financial system have accelerated sharply since September 2008, precipitating a dramatic change in the pace of macroeconomic activity around the world. The ensuing heightened levels of uncertainty and retrenchment in the demand for minerals and metals resulted in a more moderate operational and financial performance in the last quarter of 2008.
Vale has been very proactive in responding to the deterioration of the economic environment. Production cutbacks involving primarily the shutdown of higher-cost operational units and the implementation of new strategic priorities are the main components of our fast reaction to the global recession. Cost minimization, operational and financial flexibility and reconciliation of cash preservation with the pursuit of profitable growth options have assumed paramount importance to deal with the current scenario.
Given our endowment of world-class low-cost assets, financial strength and the rapid response to changing conditions, we firmly believe we are able to weather the down cycle and create value.
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, Vale Manganês S.A., Vale Manganèse France, RDMN, Urucum Mineração, Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International and Vale Overseas.

The main highlights of Vale’s performance in 2008 were:
•	Record gross revenue of US$ 38.5 billion, 16.3% more than the US$ 33.1 billion of 2007.
•	Record operational profit, as measured by adjusted EBIT (a) (earnings before interest and taxes) of US$ 15.7 billion, 19.0% higher than 2007.
•	Operational margin, as measured by adjusted EBIT margin, of 41.9%, against 40.9% in 2007.
•	Record cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization): US$ 19.0 billion in 2008, compared to US$ 15.8 billion of 2007.
•	Record net earnings of US$ 13.2 billion, equal to US$ 2.61 per share on a fully diluted basis, with an 11.9% increase over the 2007 figure of US$ 11.8 billion.
•	Record dividend distribution in 2008 was US$ 2.85 billion, equal to US$ 0.56 per share, 52.0% above 2007.
•	Record investment — excluding acquisitions — of US$ 10.2 billion against US$ 7.6 billion in 2007.
•	Strong financial position, supported by large cash holdings of US$ 12.6 billion, availability of significant medium and long-term credit lines and a low-risk debt portfolio.
The net earnings figure for 2008 — US$ 13.218 billion -, as well as for 4Q08 — US$ 1.367 billion -, includes a non-cash extraordinary charge of US$ 950 million derived from the regular annual impairment review for goodwill. For a full description of the impairment test, please see the box “Impairment test “, on page 23.
Table 1 — SELECTED FINANCIAL INDICATORS
Annual

			Pro forma[1]
in US$ million	2004	2005	2006	2007	2008
Gross revenue	8,479	13,405	25,714	33,115	38,509
Adjusted EBIT	3,123	5,432	9,361	13,194	15,698
Adjusted EBIT margin (%)	38.7	42.5	37.4	40.9	41.9
Adjusted EBITDA	3,722	6,540	11,451	15,774	19,018
Net earnings	2,573	4,841	7,260	11,825	13,218	[2]
Earnings per share on a fully diluted basis (US$)[3]	0.56	1.05	1.35	2.42	2.61	[2]
Dividends	787	1,300	1,300	1,875	2,850
Quarterly

in US$ million	4Q07	3Q08	4Q08
Gross revenue	8,412	12,122	7,442
Adjusted EBIT	2,683	5,535	2,013
Adjusted EBIT margin (%)	32.9	47.2	27.7
Adjusted EBITDA	3,532	6,374	2,697
Net earnings	2,573	4,821	1,367	[2]
Earnings per share (US$)	0.53	0.96	0.26	[2]
Earnings per share on a fully diluted basis (US$)[3]	0.52	0.94	0.26	[2]
ROE (%)[4]	35.5	28.3	31.1
Total debt / adjusted LTM EBITDA (x)	1.1	1.0	1.0

[1]
In order to facilitate comparisons with the past and better evaluate Vale’s performance, we shall, in this document, be using pro forma data for 2006, as if Inco Ltd, now Vale Inco Ltd, had been acquired from January 1st 2006 — with the exception of information concerning debt.

[2]	After non-cash exceptional charge of US$ 950 million, resulting from the impairment of goodwill.

[3]	Earnings per share on a fully diluted basis consider in addition to the number of shares in circulation the shares held in treasury underlying notes mandatorily convertible into ADRs.

[4]	Return on equity.

INDEX

STRENGTH AND FLEXIBILITY		1
	Table 1 — SELECTED FINANCIAL INDICATORS	2

•	BUSINESS OUTLOOK	4

•	RECORD REVENUE	7
	Table 2 — GROSS REVENUE BY PRODUCT	8
	Table 3 — GROSS REVENUE BY DESTINATION	8

•	COSTS	9
	Table 4 — COST OF GOODS SOLD	12

•	RECORD OPERATING PROFIT	12

•	RECORD NET EARNINGS	12

•	RECORD CASH GENERATION	14
	Table 5 — ADJUSTED EBITDA BY BUSINESS AREA	14
	Table 6 — QUARTERLY ADJUSTED EBITDA	14

•	FINANCIAL STRENGTH	15
	Table 7 — DEBT INDICATORS	15

•	PERFORMANCE OF THE BUSINESS SEGMENTS	16
	Ferrous minerals	16
	Table 8 — IRON ORE AND PELLET SALES BY REGION	17
	Table 9 — GROSS REVENUE BY PRODUCT	17
	Table 10 — AVERAGE SALE PRICE	18
	Table 11 — VOLUMES SOLD	18
	Non-ferrous minerals	18
	Table 13 — GROSS REVENUE BY PRODUCT	20
	Table 14 — AVERAGE SALE PRICE	20
	Table 15 — VOLUMES SOLD	20
	Table 16 — SELECTED FINANCIAL INDICATORS	20
	Coal	20
	Table 17 — GROSS REVENUE BY PRODUCT	21
	Table 18 — AVERAGE SALE PRICE	21
	Table 19 — VOLUMES SOLD	21
	Logistics services	21
	Table 20 — GROSS REVENUE BY PRODUCT	22
	Table 21 — LOGISTICS SERVICES	22
	Table 22 — SELECTED FINANCIAL INDICATORS	22

•	FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	22

•	CONFERENCE CALL AND WEBCAST	22

•	IMPAIRMENT TEST	23

•	ANNEX 1 — FINANCIAL STATEMENTS	24
	Table 23 — INCOME STATEMENTS	24
	Table 24 — FINANCIAL RESULT	24
	Table 25 — EQUITY INCOME BY BUSINESS SEGMENT	24
	Table 26 — BALANCE SHEET	25
	Table 27 — CASH FLOW	26

•	ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS	27
	Table 28 — VOLUMES SOLD: MINERALS AND METALS	27
	Table 29 — AVERAGE SALE PRICE	27
	Table 30 — ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT	27
	Table 31 — ADJUSTED EBITDA BY BUSINESS SEGMENT	27

•	ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION	28
	Table 32 — Adjusted EBIT	28
	Table 33 — Adjusted EBITDA	28
	Table 34 — Net debt	28
	Table 35 — Total debt / Adjusted LTM EBITDA	29
	Table 36 — Total debt / Enterprise value	29
	Table 37 — LTM EBITDA adjusted / LTM interest payments	29

• BUSINESS OUTLOOK
Economic data for the last quarter of 2008 have shown a significant and widespread slump in industrial production, suggesting that on a global basis its growth rate entered deep into negative territory. Therefore, as providers of raw materials for manufacturing and construction activities, mining companies have been facing unprecedented weak demand conditions.
For almost a year and a half the global financial system has been under pressure — which has accelerated sharply since September 2008 and spilled over to the global economy. As a consequence of the abrupt end of the credit boom, heightened systemic risks, falling asset values, and tightening credit have precipitated a sharp slowdown in global economic activity.
Central banks have been easing monetary policy in order to cushion the recessionary impacts of the financial stress. In particular, the US Federal Reserve Bank has responded aggressively to the crisis since its emergence in the summer of 2007, lowering the federal funds rate target from 5.25% in September 2007 to a range of 0- 0.25% in December 2008. In its role as the lender of last resort, it has created several tools to provide ample short-term liquidity to financial institutions, which has led to a reduction in systemic risks by assuring market participants that financial institutions will be able to meet demands for cash arising from an eventual loss of confidence. To address declining credit availability in critical non-bank markets, such as commercial paper and asset-backed securities, the Federal Reserve has acted as a liquidity provider to borrowers and investors in these markets. Finally, the Fed has announced plans to purchase longer-term securities to improve conditions in private credit markets.
During financial crises the use of monetary policy — through conventional and non-conventional tools — to counteract their recessionary effects is very important because aggressive monetary easing can reduce the likelihood that financial disruptions might set off an adverse feedback loop in the real economy. However, monetary policy alone cannot offset the contractionary effect of a massive financial disruption in credit markets of the type we have been experiencing.
Fiscal policy can provide a significant short-term boost to economic activity. Nevertheless, fiscal actions are unlikely to promote a lasting recovery unless they are accompanied by strong measures to further stabilize and strengthen the financial system.
The global economy will recover, but the timing and strength of the recovery are highly uncertain. Government policy responses around the world will be critical determinants of the speed and vigor of the recovery. As long as it is able to combine the capacity to unlock financial markets with the preservation of incentives to private sector agents, government intervention will have the power to shorten the recession and to lay the ground for a sustained recovery.
On February 10, the U.S. government unveiled a financial stability plan. It has the potential to restore normality in financial markets but it still needs to be more detailed and better understood by markets.
Amidst a highly uncertain environment we have seen some early signals of improvement although there is no enough evidence to allow us to argue that they represent a trend reversal.
In the bond market, spreads are showing some decrease. In the US, companies raised the largest amount of funds through bond issuance since May 2008.

The global manufacturing PMI rose 1.2 points in January, its first gain in 12 months. The increase was led by new orders and mostly driven by the US, China and India. As long as the PMIs are leading indicators of economic activity, a stabilization of the global PMI would imply a stabilization of global industrial output. The key to a meaningful improvement in global manufacturing is whether new orders continue to rise.
China, currently the most important market in the world for minerals and metals, is likely to have had zero growth at the margin in the last quarter of 2008, when companies responded to the drop in domestic and external demand with sharp production cuts.
However, the announcement of a major fiscal program focused on infrastructure spending and the surge in bank lending in response to a credit easing policy are stimulating capacity utilization to bounce back.
There are indications that the steel de-stocking cycle is almost concluded, steel prices are recovering, iron ore inventories are dwindling and iron ore spot prices are rising. Despite the rebound in freight prices — which used to be an indicator of economy recovery — , our iron ore products delivered in China remain competitive.
On the other hand, the cyclical downturn in the Chinese property market still constrains a significant recovery in the demand for steel. Still, it is quite possible that growth in bank lending and the various incentives put in place by the central and provincial governments will be able to engineer a cyclical change in the real estate market, thus strengthening further the demand for steel and iron ore.
In past episodes of global recessions China was able to continue to grow due to the implementation of countercyclical policies, the small contribution of external demand to its aggregate demand and its position as a net lender to the rest of the world.
Over the last ten years, Chinese steel production increased 4.4 times, to 502.0 from 114.6 million metric tons (Mt), while iron ore imports showed an 8.6-fold increase, to 444.0 Mt from only 51.8 Mt in 1998, highlighting the increasing dependency on imports, despite the efforts to accelerate domestic iron ore output. The continuation of this trend is clearer if we observe that in 2008 China’s crude steel production grew by only 2.6% whereas iron ore imports expanded by 16.0%. As a consequence, even in a more moderate growth environment Chinese demand will continue to pressure the supply of iron ore in the seaborne market.
Vale has been and will continue to be a key supplier of iron ore to the Chinese market due to its unique capability as a reliable large producer of high-quality products.
In the case of base metals retrenchment in global demand produced a sharp fall in prices. One of the normal standards of behavior of base metal prices is volatility clustering. When volatility is high, it is likely to remain high for a certain period of time, and by the same token when it is low it is likely to remain low for some time.
In the second half of 2008, nickel, aluminum and copper prices showed very high downward volatility caused by the continuous arrival of bad news about financial markets and their negative implications for the global economic activity. Since December 2008, base metal prices have been exhibiting low volatility, probably indicating that they have already anticipated the negative economic outlook. Therefore, we expect the short-term trend to be determined by the arrival of the new information about the global macroeconomic environment, in particular regarding the evolution of China’s economy.

In the case of nickel, since reaching a cyclical trough in October 2008, prices have been range bound between US$ 10,000 and US$ 11,000 per metric ton. The fall in global demand and rising inventories keep prices under pressure, putting a cap on upward volatility in the short-term.
Stainless steel production remains weak in the US, Europe and Japan, while there are good signs of improvement in China. The non-stainless sources of nickel consumption, representing 35-40% of its global consumption — plating, alloy steels, high-nickel alloys and others — are also showing weakness.
Supply continues to be scaled back in face of the pressures on corporate profitability exerted by the current price levels and by the fact that the majority of Chinese nickel pig iron producers had shut down operations.
As a consequence of two consecutive years of curtailment in stainless steel output, there are almost no stainless steel inventories. In addition, much lower relative prices of high-nickel steels and low nickel and chrome prices provide support for a strong nickel price rally once there are clear signals of an economic recovery.
Vale is well prepared to weather the down cycle given its world-class low-cost assets and financial strength. Minimizing costs, maintaining flexibility, and reconciling cash preservation with the pursuit of profitable growth options have assumed paramount importance for dealing with the current recessive scenario.
During the expansionary cycle, maximization of production was key to maximizing value and we had managed to grow our aggregate output of bulk and non-ferrous mineral products by a compound annual average rate of 11.2% since 2003. Now the priority has moved to cost minimization as an important tool for value creation and we are seeking that goal through several initiatives to reduce operational and investment costs.
Given the high level of uncertainty still prevailing, preventing the elaboration of a clear view of market trends in the near future, flexibility in managing production and capex execution is also a priority.
We have maintained the minimum dividend for 2009 at the same level as 20085, a year of record cash flow generation, in an effort to satisfy the short-term aspirations of our shareholders, especially in face of a much less liquid world.
On the investment front, we are executing organic growth projects whose development had begun in the past years and which are strategic priorities. Simultaneously, we are taking advantage of our large cash availability to exploit the acquisition growth path to acquire new platforms of future value creation in iron ore, coal, copper and potash, such as the transactions announced over the last couple of months.
We remain strongly committed to maintain financial flexibility to continue to pursue long-term growth and shareholder value creation. Our goal is to remain at the forefront of shareholder value creation, having our world-class assets generating returns far beyond the industry.
The global economy is under great strain but it is important to realize that despite the depth of the recession it is a cyclical phenomenon. Recovery will follow the contractionary cycle and the long-term outlook for minerals and metals remains very promising.
Notwithstanding its severity, the global cyclical downturn will hardly disrupt long-term economic development of emerging market economies and the structural changes that have been taking place over the last years and which caused a rapid expansion in the demand for minerals and metals.

[5]	Minimum dividend announced in January 2008 for 2008 was US$ 2.5 billion.

On the supply side, financial conditions, until recently supportive of project development, will become another constraint to a more meaningful future production growth in addition to geological and institutional factors.
The current crisis has a transformational nature primarily as a consequence of the probable reshaping of the financial industry through consolidation, stricter regulations, emergence of new institutions with new roles and lower risk tolerance. These structural movements are expected to cause permanent changes in other businesses such as the mining business.
In the short-term, the combination of poor business confidence plus lack of financing is leading to the postponement and cancellation of projects. The recent global exploration boom led by junior mining companies is expected to come to an end in a similar way to in the aftermath of the Asian financial crisis.
Even after normalization in financial markets functioning, we expect liquidity to be much more scarce than it had been until last year, making cost of capital higher and access to capital more limited.
In this likely future scenario, large scale, high-quality low-cost assets, internal availability of growth options, efficiency, and financial strength will be even more important to determine the success of mining companies.
Vale is best positioned to thrive in such an environment and to benefit from the exposure to a future expansionary cycle given its financial strength, world-class assets and the wealth of growth options deriving from its large project pipeline and global multi-commodity mineral exploration program.
• RECORD REVENUE
In 2008, our gross operating revenues achieved a historical high of US$ 38.509 billion, 16.3% up on the US$ 33.115 billion reached in 2007.
Higher prices of products contributed with US$ 4.932 billion, 91.4% of the total increase of US$ 5.394 billion over 2007, while sales volume growth added US$ 462 million. Higher iron ore and pellet prices were responsible for a revenue increase of US$ 5.807 billion and US$ 1.711 billion, respectively, more than offsetting the negative impact of lower nickel prices, which was equal to US$ 4.373 billion.
In 4Q08, revenues totaled US$ 7.442 billion, compared to US$ 12.122 billion in 3Q08. The drop of US$ 4.680 billion is explained by: (a) reduction in sales volumes equal to US$ 3.078 billion — iron ore US$ 2.338 billion, pellets US$ 292 million, and other products US$ 448 million; and (b) US$ 1.602 billion due to lower prices, of which US$ 566 million arising from the decrease in nickel prices.
Ferrous minerals sales represented 64.0% of the 4Q08 gross revenue, non-ferrous minerals 27.8%, logistics 4.2%, coal and others being responsible for the remaining 4.0%.
In 2008, Asia continued to be the main destination of our sales, responsible for 40.9% of our revenues, followed by the Americas at 31.1%, Europe 24.5% and the rest of the world with 3.5%.
On a country basis, China (17.4%), Brazil (17.3%), Japan (12.3%), Germany (6.5%) and the US (6.4%) were the most important markets for our products in 2008.

Table 2 — GROSS REVENUE BY PRODUCT

in US$ million	4Q07	3Q08	4Q08	2007	%	2008	%
Ferrous minerals	4,411	8,130	4,763	15,515	46.9	23,699	61.5
Iron ore	3,349	6,175	3,537	11,907	36.0	17,775	46.2
Pellets	695	1,399	1,024	2,648	8.0	4,245	11.0
Manganese ore	36	119	24	77	0.2	266	0.7
Ferroalloys	243	330	138	639	1.9	1,073	2.8
Pellet plant operation services	31	13	4	91	0.3	56	0.1
Others	57	94	37	153	0.5	284	0.7
Non-ferrous minerals	3,498	3,245	2,068	15,728	47.5	12,268	31.9
Nickel	2,018	1,358	851	10,043	30.3	5,970	15.5
Copper	537	630	272	1,986	6.0	2,029	5.3
Kaolin	74	57	45	238	0.7	209	0.5
Potash	58	103	23	178	0.5	295	0.8
PGMs	81	120	39	342	1.0	401	1.0
Precious metals	20	32	22	85	0.3	112	0.3
Cobalt	39	56	37	135	0.4	211	0.5
Aluminum	350	456	332	1,571	4.7	1,545	4.0
Alumina	309	425	438	1,102	3.3	1,470	3.8
Bauxite	13	8	9	49	0.1	27	0.1
Coal	47	203	199	160	0.5	577	1.5
Logistics services	389	472	310	1,526	4.6	1,607	4.2
Railroads	321	386	240	1,220	3.7	1,303	3.4
Ports	58	73	60	237	0.7	255	0.7
Shipping	10	13	10	69	0.2	49	0.1
Others	67	72	102	186	0.6	358	0.9
Total	8,412	12,122	7,442	33,115	100.0	38,509	100.0
Table 3 — GROSS REVENUE BY DESTINATION

in US$ million	4Q07	3Q08	4Q08	2007	%	2008	%
North America	1,212	1,028	685	4,922	14.9	4,236	11.0
USA	673	657	349	2,966	9.0	2,466	6.4
Canada	502	328	280	1,761	5.3	1,517	3.9
Mexico	37	43	56	195	0.6	253	0.7
South America	1,696	2,628	1,300	6,181	18.7	7,725	20.1
Brazil	1,452	2,292	1,108	5,288	16.0	6,675	17.3
Others	244	336	192	893	2.7	1,050	2.7
Asia	3,068	5,017	3,215	13,346	40.3	15,761	40.9
China	1,542	2,482	955	5,865	17.7	6,706	17.4
Japan	851	1,310	1,352	3,827	11.6	4,737	12.3
South Korea	402	390	456	1,473	4.4	1,474	3.8
Taiwan	99	276	120	1,665	5.0	954	2.5
Others	174	559	332	516	1.6	1,890	4.9
Europe	1,931	3,015	1,891	7,325	22.1	9,450	24.5
Germany	495	887	523	1,856	5.6	2,511	6.5
Belgium	155	313	177	683	2.1	910	2.4
France	199	297	126	722	2.2	815	2.1
UK	235	343	184	1,066	3.2	1,261	3.3
Italy	206	136	254	632	1.9	821	2.1
Others	641	1,039	627	2,366	7.1	3,132	8.1
Rest of the World	505	434	351	1,340	4.0	1,337	3.5
Total	8,412	12,122	7,442	33,115	100.0	38,509	100.0

•	COSTS
Maximization of production was key to maximizing cash generation and shareholder value and we have managed to increase our aggregate output at a compound annual average rate of 11.2% from 2003 to 2008. In the current environment our priority has changed to cost minimization to cushion the negative effects of the global recession on our profitability and cash flow.
In a very proactive response we are undertaking several initiatives to minimize operating and capex costs involving mainly: (a) shutdown of the higher cost operational units; (b) negotiations with labor unions seeking more flexibility in labor contracts to preserve jobs and to reduce costs; (c) restructuring of the corporate center, to maximize efficiency through a leaner structure; (d) cut in administrative costs; (e) renegotiation of existing contracts with service providers entailing the cancellation of some contracts and the reduction of prices and scope of others; (f) renegotiation of existing contracts with suppliers of equipment and engineering services; and (g) reduction of working capital.
These initiatives are expected to generate an important contribution to diminish costs primarily during the next quarters, but as expected their effect was not felt yet in 4Q08.
Another important point to observe is that while financial asset prices and commodity prices tend to anticipate cyclical changes the reaction of prices of goods and services to a recession occurs at a slower pace. These prices have already begun to decline but more significant decreases are expected to take place over the next few months.
Cost of goods sold (COGS) totaled US$ 17.641 billion in 2008, showing a 7.2% increase relatively to 2007. COGS in 4Q08 was US$ 3.520 billion, 31.2% lower than in 3Q08, at US$ 5.116 billion.
In line with our cost evolution dynamics, the cost decrease in 4Q08 was mainly produced by the currency volatility determined by the appreciation of the US dollar against the currencies in which our costs are denominated. From the first quarter of 2009 onwards we expect to see a downward trend influenced by our own initiatives to minimize costs and the natural decrease of input, equipment and service prices.
The exchange rate variations6 contributed with US$ 921 million to the cost reduction in 4Q08 — all other things being equal, COGS would have fallen by 18.0%. The decline in sales volume reduced COGS by US$ 741 million. Prices of inputs and services still produced an increase in costs in 4Q08 even though a relatively modest one, of US$ 66 million. Given the long cycle of production of nickel products, their sales costs still reflected the price environment prevailing in mid-2008 and were the main source of this result.
In 4Q08, expenses with energy were the main item in COGS, accounting for 17.3% and reaching US$ 610 million. These costs decreased by US$ 277 million compared to 3Q08, being the largest contributor to the COGS decrease.
Fuel and gases costs reached US$ 379 million, showing a US$ 190 million decline compared to 3Q08. US$ 127 million was due to the appreciation of the US dollar, US$ 57 million to the reduction of our activities, and only US$ 6 million to lower prices, since there was no reduction in Brazil.

[6]	COGS currency exposure in 2008 was made up as follows: 62% in Brazilian reais, 20% in Canadian dollars, 14% in US dollars, 2% in Indonesian rupiah and 2% in other currencies.

The cost of electricity in 4Q08 was US$ 231 million. It decreased US$ 87 million relative to the previous quarter. Currency price changes and lower consumption contributed with US$ 61 million and US$ 36 million, respectively, while tariff hikes added US$ 11 million.
In 2008, our electricity consumption reached 22.291 GWh, 44% of which was taken up by the aluminum operations, 25% by nickel, 18% by iron ore and pellets, and 7% by the ferroalloy operations. We generated 7.186 GWh in our power plants in Brazil, Canada and Indonesia, meeting 32% of the total consumption.
Costs for outsourced services, making up 16.8% of COGS, reached US$ 591 million in 4Q08, compared to US$ 828 million in 3Q08. The cost reduction was caused mainly by the US dollar appreciation (US$ 182 million) and lower sales volumes (US$ 151 million). This was partially offset by higher prices (US$ 96 million), driven in particular by the previously mentioned nickel production cycle.
The main outsourced services are: (a) cargo freight, which accounted for US$ 173 million; (b) maintenance of equipment and facilities, US$ 137 million; and (c) operational services, US$ 176 million, which include US$ 52 million for ore and waste removal.
Expenses with railroad freight dropped to US$ 100 million, with a 49.0% reduction relatively to the previous quarter, at US$ 196 million. A major part of the cutback in iron ore production was made in the Southern System mines, where transportation to the maritime terminals is made by the MRS railroad, a non-consolidated affiliated company.
Costs with maritime freight services totaled US$ 29 million, in line with the US$ 28 million spent in 3Q08, as there was no reduction in bauxite volumes moved from the Trombetas mining site to the Barcarena alumina refinery.
Expenses with truck transportation services increased to US$ 42 million from US$ 26 million in 3Q08, due to higher sales volume of nickel products which use this service.
The cost of materials — 16.8% of COGS — was US$ 590 million. There was a decline of US$ 195 million against 3Q08, of which US$ 185 million was influenced by the appreciation of the US dollar and US$ 155 million by sales reduction, partially offset by higher prices which contributed to increase the cost of materials by US$ 145 million. Costs of material were adversely impacted by the maintenance of the Thompson operations in Canada.
The main materials items were: spare parts and maintenance equipment, US$ 167 million (vs. US$ 264 million in 3Q08), inputs, US$ 169 million (vs. US$ 221 million in 3Q08), tires and conveyor belts, US$ 31 million (vs. US$ 50 million in 3Q08).
Personnel expenses reached US$ 487 million, representing 13.8% of COGS. The decrease of US$ 72 million relatively to 3Q08 reflected the effect of exchange rate changes (US$ 96 million) and lower sales volume (US$ 32 million). On the other hand, the 7% wage increase in November 2008, as part of the two-year agreement signed with our Brazilian employees in November 2007, contributed to add US$ 56 million to the costs.
The cost of purchasing products from third parties amounted to US$ 372 million — 10.6% of COGS - falling by 36.4% vis-à-vis 3Q08, when it reached US$ 584 million. This reduction was mainly determined by the lower purchase volumes of all products.

The purchase of iron ore and pellets was US$ 206 million, against US$ 286 million in the previous quarter. The volume of iron ore purchased came to 2.110 million metric tons in 4Q08 compared with 3.801 million in 3Q08, while the acquisition of pellets from joint ventures totaled 582,000 metric tons — against 856,000 in 3Q08.
The purchase of nickel products reached US$ 84 million, compared to US$ 189 million in 3Q08 and US$ 245 million in 4Q07. Lower volumes and prices contributed 81% and 19%, respectively, to the quarter-on-quarter cost reduction.
Depreciation and amortization — 15.3 % of COGS — amounted to US$ 541 million, US$ 135 million below the amount recorded in 3Q08, impacted by the effect of exchange rate variation.
Other operational costs reached US$ 283 million compared to US$ 734 million in 3Q08.
The deceleration in our activities in the last quarter of 2008 through production cutbacks explains most of the decrease in other operational costs to the extent that it led to lower expenses with the lease of pellet plants, mining royalties and demurrage costs.
In 4Q08, demurrage costs — fines paid for delays in loading ships at our maritime terminals — amounted to US$ 0.66 per metric ton of iron ore shipped, totaling US$ 117 million. It was the lowest level since 3Q07, when it reached US$ 0.54. Over the year, our average demurrage cost was US$ 1.34 per metric ton (US$ 322 million) against US$ 0.61 in 2007 and US$ 0.26 in 2006, characterizing an upward trend determined by the strong global demand growth for iron ore.
Given the lower shipment volumes in 4Q08, we took the opportunity to replenish iron ore inventories at the maritime terminals. The lack of stocks caused by the fast pace of shipments was the main factor behind the rise in demurrage costs in the past.
Sales, general and administrative expenses (SG&A) came to US$ 708 million, against US$ 374 million in 3Q08. Lower personnel and travel expenses were more than offset by higher expenses related to the global integration of the IT infrastructure, advertising, brand management and an extraordinary price adjustment of previous copper sales.
Almost all of our copper sales are made of concentrates and anodes. Under the long-established sales contracts in the copper industry, all sales of copper concentrates and anodes are provisionally priced at the time of shipment. Under the MAMA (month after month of arrival) pricing system, final prices are based on the LME quoted prices in a future period, generally one to three months from the shipment date. Due to the substantial downward volatility of copper prices in the last quarter of 2008 — average prices in 4Q08 fell 48.8% against 3Q08 — we made an adjustment to reflect the effective sales prices, amounting to a charge of US$ 316 million against sales expenses.
Research and development (R&D) amounted to US$ 295 million7 in the quarter, in line with the US$ 331 million invested in 3Q08, to support our global mineral exploration program and feasibility studies.
Other operational expenses reached US$ 719 million, against US$ 383 million in 3Q08 showing a significant increase due to some one-off events.

[7]
This is an accounting figure. In the press release issued in January 21, 2009 about investments made in 2008, we disclosed a figure of US$ 302 million for research & development, computed in accordance with financial disbursements in 4Q08.

In the nickel business there was a write-off of patent rights (US$ 65 million) and a negative charge of US$ 77 million generated by the fair value assessment of inventories.
Finally, US$ 204 million was accounted as other operational expenses in 4Q08 due to a payment related to use of railroad transportation services by our iron ore operations in the past.
Table 4 — COST OF GOODS SOLD

in US$ million	4Q07	3Q08	4Q08	2007		%	2008	%
Outsourced services	842	828	591	2,628		16.0	2,880	16.3
Material	621	785	590	2,313		14.0	2,900	16.4
Energy	650	887	610	2,284		13.9	2,920	16.6
Fuels	415	569	379	1,406		8.5	1,842	10.4
Electric energy	235	318	231	878		5.3	1,078	6.1
Acquisition of products	583	584	372	2,872		17.4	2,214	12.6
Iron ore and pellets	227	286	206	976		5.9	1,179	6.7
Aluminum products	65	99	77	288		1.7	318	1.8
Nickel products	245	189	84	1,522		9.2	606	3.4
Other products	46	10	5	86		0.5	111	0.6
Personnel	541	559	487	1,873		11.4	2,139	12.1
Depreciation and exhaustion	697	676	541	2,049		12.4	2,664	15.1
Shared services	40	63	46	40		0.2	215	1.2
Others	530	734	283	1,342		8.2	1,709	9.7
Total before inventory adjustment	4,504	5,116	3,520	15,401		93.5	17,641	100.0
Inventory adjustment FAS 141/142	—	—	—	1,062	[8]	76.5	—	—
Total	4,504	5,116	3,520	16,463		100.0	17,641	100.0
•	RECORD OPERATING PROFIT
In 2008, operating profit, as measured by adjusted EBIT, reached US$ 15.698 billion, establishing a new record, up 19.0% in comparison with the US$ 13.194 billion registered in 2007.
Operating margin was 41.9%, 100 basis points above the figure for 2007.
In 4Q08, lower shipment volumes and prices caused operating profit to decrease to US$ 2.013 billion from US$ 5.535 billion in 3Q08, a record quarter, dropping 63.6%. By the same token, the adjusted EBIT margin fell to 27.7%, against 47.2% in the previous quarter.
•	RECORD NET EARNINGS
Net earnings in 2008 set an annual record, at US$ 13.218 billion, with a 11.8% increase over 2007. This figure includes a non-cash charge of US$ 950 million, corresponding to the result of the regular annual impairment review of the goodwill accounted in our books. This is a one-off charge, producing only an adjustment in the book value of our assets, with no impact on cash and taxes.
For a full description of the impairment review please see the box “Impairment test”, page 23.
Earnings per share on a fully diluted basis were US$ 2.61 against US$ 2.42 in 2007.

[8]	This amount reflects the inventory accounting adjustments, according to FAS 141 and 142, a non-cash accounting effect in 2007, related to Vale Inco acquisition.

Excluding the exceptional non-cash charge, net earnings in 2008 would have reached US$ 14.168 billion, US$ 2.343 billion above the 2007 figure.
In 4Q08, net earnings, after the non-cash impairment charge, reached US$ 1.367 billion, showing a decline relatively to the quarterly record of US$ 4.821 billion in 3Q08. The main contributors for this decline were that exceptional item (US$ 950 million) and the reduction in operating profit of US$ 3.522 billion.
Financial revenues totaled US$ 247 million, in line with the US$ 277 million registered in 3Q08, due to our large cash position. On the other hand, interest expenses reached US$ 334 million, presenting a 14.0% increase over the previous quarter.
Foreign exchange and monetary variation caused a negative impact of US$ 241 million on the quarterly earnings. However, it was US$ 80 million lower than in 3Q08. Despite a slightly higher appreciation of the USD against our functional currency, the Brazilian real — 22.1% in 4Q08 against 20.3% in 3Q08 — larger average cash holdings in US dollar contributed to soften the negative effect of the FX variation in our US dollar denominated liabilities.
In 4Q08, the variation of the mark-to-market of derivatives instruments contributed to reduce earnings by US$ 586 million, against US$ 587 million in 3Q089.
In 4Q08, the result of the use of currency swaps to convert our BRL-denominated debt into US dollar produced a negative charge of US$ 699 million. As a counterpart, the US dollar value of our BRL-denominated debt decreased to US$ 4.2 billion as of December 31, 2008, from US$ 5.2 billion as of September 30, 2008.
We paid in 4Q08 a value in BRL equal to US$ 178 million as interest on our BRL-denominated debt linked to transactions with swaps. On the other hand, we received US$ 26 million from the financial settlement of part of the interest rate swap, contributing to partially offset the impact of interest payment on our cash flow.
The derivative instruments linked to aluminum, copper, gold and platinum prices, used to mitigate the volatility of our cash flow, either expired or were settled by the end of 2008. As an outcome, there was a net cash positive impact of US$ 41 million, thus contributing to offset part of the negative effect of the decline in metal prices on our cash flow.
In addition, the positions with derivatives related to these products generated a non-cash gain of US$ 59 million.
We continue to use nickel future contracts to neutralize the effects of fixed price nickel sale contracts with our clients to maintain our full exposure to the price of this metal. Our nickel hedge positions generated a cash loss of US$ 32 million in this quarter.
Equity income amounted to US$ 125 million, below the US$ 290 million obtained in 3Q08.

[9]
For a full description of our risk management policy and the use of derivatives, please see the Box “Risk management”, page 21, “Reaching new highs, performance of Vale in 3Q08” press release, issued on October 23, 2008.

The non-consolidated affiliates in the logistics business contributed with 74.4% to the total. Ferrous minerals contributed 64.0% while non-ferrous minerals, steel and coal had negative contribution.
In individual terms, the largest contributors to equity earnings were MRS (US$ 87 million), Samarco (US$ 37 million), and MRN (US$ 22 million).
• RECORD CASH GENERATION
Despite the negative impact of the global recession on Vale’s 4Q08 results, our cash generation, as measured by adjusted EBITDA, achieved an annual record of US$ 19.018 billion. It was US$ 3.244 billion above the 2007 record adjusted EBITDA of US$ 15.774 billion, a 20.6% increase.
In 4Q08, adjusted EBITDA reached US$ 2.697 billion, compared to US$ 6.374 billion in 3Q08, when a record was achieved. The US$ 3.677 billion fall in 4Q08 adjusted EBITDA was mostly due to the drop of US$ 3.522 billion in operational profit.
Vale received US$ 116 million in dividends distributed by affiliated non-consolidated companies, of which US$ 50 million from Samarco and US$ 27 million from Henan Longyou Resources.
There was a sharp increase in the share of the ferrous minerals business in our total cash generation, rising to 93.6% in 4Q08 from 79.9% in 3Q08. The share of the non-ferrous minerals business narrowed to only 8.8%, logistics 3.4% and expenditures with R&D amounted to 5.7% of our cash generation.
Table 5 — ADJUSTED EBITDA BY BUSINESS AREA

in US$ million	4Q07	3Q08	4Q08	2007	2008
Ferrous minerals	2,171	5,094	2,524	8,304	13,887
Non-ferrous minerals	1,447	1,342	236	7,538	5,322
Logistics	159	177	92	649	631
Other	(245)	(239)	(155)	(717)	(822)
Total	3,532	6,374	2,697	15,774	19,018
Table 6 — QUARTERLY ADJUSTED EBITDA

in US$ million	4Q07	3Q08	4Q08	2007	2008
Net operating revenues	8,163	11,739	7,255	32,242	37,426
COGS	(4,504)	(5,116)	(3,520)	(16,463)	(17,641)
SG&A	(424)	(374)	(708)	(1,245)	(1,748)
Research and development	(262)	(331)	(295)	(733)	(1,085)
Other operational expenses	(290)	(383)	(719)	(607)	(1,254)
Adjusted EBIT	2,683	5,535	2,013	13,194	15,698
Depreciation, amortization & exhaustion	737	713	568	2,186	2,807
Dividends received	112	126	116	394	513
Adjusted EBITDA	3,532	6,374	2,697	15,774	19,018

• FINANCIAL STRENGTH
Vale enjoys an outstanding financial position, anchored on its strong cash flow, large cash holdings, availability of long and medium-term credit lines and a low-risk debt portfolio — low cost, high interest coverage and long maturity.
As of December 31, 2008, our total debt was US$ 18.245 billion, with an average maturity of 9.28 years and an average cost of 5.8% per year. Debt amortization in 2009 will be only US$ 322 million.
Our net debt(c) at the end of 2008 was US$ 5.606 billion, compared with US$ 3.928 billion at September 30, 2008 and US$ 17.984 billion at the end of 2007.
As of December 31, 2008, our cash holdings amounted to US$ 12.639 billion, including US$ 2.308 billion in investment in fixed income securities with maturities ranging from 91 to 360 days.
Dividend distribution in 2008 reached US$ 2.850 billion, a 52.0% increase over the US$ 1.875 billion paid to shareholders in the previous year. US$ 1.600 billion was paid in 4Q08 in addition to the US$ 1.250 billion paid in 2Q08.
Investment totaled US$ 10.2 billion in 2008, of which US$ 3.4 billion was spent in 4Q08.
During 2008 we signed agreements with official credit institutions from Brazil, Japan and Korea for long-term financing of our projects. In 4Q08 we have withdrawn R$ 500 million — equivalent to US$ 211 million — from the Brazil’s BNDES credit line, of R$ 7.3 billion, to finance our projects.
On October 16, 2008, we announced a 360-day share buy-back program. During 4Q08, we repurchased 18,355,859 common shares — at an average price of US$ 12.34 per share — and 46,513,400 preferred shares — at an average price of US$ 11.30 per share. Total spending was US$ 752 million.
In 2008, we used US$ 163 million from our cash holdings to buy back Vale bonds of several maturities. In 4Q08, spending with the bond repurchase was US$ 99 million.
On February 19, 2009, Vale’s Board of Directors ratified the Executive Board proposal about the sale of its 14,869,368 common shares issued by Usiminas for R$ 40.00 per share.
Debt leverage, as measured by total debt/adjusted EBITDA(d) ratio went down to 1.0x on December 31, 2008, against 1.1x on December 31, 2007.
The total debt/enterprise value(e) ratio was 27.1% on December 31, 2008, against 18.5% on September 30, 2008 and 11.2% on December 31, 2007. The fall in share price determined the rise in this ratio.
Interest coverage, measured by the adjusted EBITDA/interest payment(f) ratio, increased to 15.0x from 11.8x on December 31, 2007, being another indicator of our financial strength.
Considering hedge positions, 41% of our total debt at December 31, 2008 was linked to floating interest rates and 59% to fixed interest rates, while 97% was denominated in US dollars and the remainder in other currencies.
Table 7 — DEBT INDICATORS

in US$ million	4Q07	3Q08	4Q08
Total debt	19,030	19,188	18,245
Net debt	17,984	3,928	5,606
Total debt / adjusted LTM EBITDA (x)	1.1	1.0	1.0
Adjusted LTM EBITDA / LTM interest payment (x)	11.79	15.03	15.02
Total debt / EV (%)	11.21%	18.52%	27.06%
Enterprise Value (EV) = market capitalization + net debt

• PERFORMANCE OF THE BUSINESS SEGMENTS
Ferrous minerals
Our iron ore and pellets sales reached 296.241 million metric tons in 2008, a similar level to what was achieved in 2007, 296.357 million metric tons. Sales volume of iron ore amounted to 264.023 million metric tons, the highest in Vale’s history, against 262.687 million in the previous year. Shipment of pellets totaled 32.218 million metric tons, against 33.670 million in 2007.
Revenues from the sale of iron ore amounted to US$ 17.775 billion, with a 49.3% increase over 2007, as a consequence of higher prices. The average sales price of iron ore in 2008, US$ 67.32 per metric ton, was 48.5% up on 2007. The retroactive adjustment in prices accrued in 3Q08 produced some volatility in realized prices, with average prices accounted for 4Q08 being 7.8% lower than in the previous quarter.
Revenues with pellet sales totaled US$ 4.245 billion, 60.3% higher than the previous year. Despite a slightly lower sales volume, average sales prices increased by 67.6%, to US$ 131.76 per metric ton from US$ 78.62, determining the rise in revenues.
Given the unprecedented demand contraction resulting from a substantial cutback in global steel production — it decreased 19.5% in 4Q08 vis-à-vis 3Q08 — volumes of our iron ore and pellets shipments were 54.896 million metric tons, falling 36.1% in 4Q08 vs. 3Q08. Iron ore volumes reached 47.846 million metric tons and pellets, 7.050 million, 37.9% and 20.9%, respectively, lower than the previous quarter.
As a consequence of the weak demand, Vale has reduced iron ore production, shutting down mines with higher-cost and lower-quality output within our operational universe. Currently, seven of our eight pellet plants (four wholly-owned and four operated under lease agreements) and three of the four plants of our JVs, are temporarily shutdown.
Due to a significant reduction in shipments to China in 4Q08, to 11.699 million metric tons from 26.867 million in 3Q08, its share in total sales volume decreased temporarily to 21.3%. For the year, China accounted for 28.7% of the shipments. Asia was responsible for 47.8% of total sales in 2008, Europe for 24.4%, the Americas for 23.1% and remaining 4.7% was spread through the Middle East, Africa and Australasia.
In 2008, revenues generated from sales of manganese ore and ferroalloys reached a record figure of US$ 1.339 billion, increasing 87.0% against 2007. This significant rise is explained by higher prices, reflecting the strong market tightness prevailing during most of 2008.
The average sales price for manganese ore was US$ 350.46 per metric ton, more than tripling relatively to the US$ 107.34 in 2007. For ferroalloys, the average sale price in 2008 was US$ 2,709.60 per metric ton, increasing 106.6% in relation to the average price of 2007, at US$ 1,311.48.
Shipments of manganese ore reached 759,000 metric tons in 2008, 7.2% above 2007. On the other hand, sales volumes of ferroalloys in 2008, at 396,000 metric tons, were below the previous year, at 488,000 metric tons, due to the shutdown of some of our ferroalloy plants.

In 4Q08, manganese ore revenues amounted to US$ 24 million, with 61,000 metric tons in sales volume — against 251,000 in 3Q08 — and average sales price of US$ 393.44 per metric ton, 17.0% less than the previous quarter, as a consequence of the demand weakening. In the same period, ferroalloys revenues totaled US$ 138 million, with 53,000 metric tons in shipments — 44.2% lower than the value registered in 3Q08 — and average sales price of US$ 2,603.77 per metric ton, compared with US$ 3,473.68 in the previous quarter.
Gross revenues from ferrous minerals — iron ore, pellets, manganese, ferroalloys and pig iron — were US$ 23.699 billion in 2008 and US$ 4.764 billion in 4Q08.
The adjusted EBIT margin for the ferrous minerals business was 54.1% in 2008, 620 basis points higher than the 47.9% registered in 2007. In 4Q08, adjusted EBIT margin was 51.0%, showing a decline compared to the 58.4% for 3Q08.
Adjusted EBITDA for ferrous minerals operations totaled US$ 13.887 billion in 2008, 67.2% more than 2007 and a new annual record. In 4Q08 adjusted EBITDA reached US$ 2.524 billion.
The decline of US$ 2.570 billion in 4Q08 relatively to 3Q08 was driven by the volumes (US$ 2.199 billion) and prices (US$ 285 million), partially cushioned by the favorable impact on costs produced by the US dollar appreciation (US$ 525 million).
Table 8 — IRON ORE AND PELLET SALES BY REGION

‘000 metric tons	4Q07	3Q08	4Q08	2007	%	2008	%
Americas	19,307	19,575	10,146	73,130	24.7	68,499	23.1
Brazil	14,851	15,660	8,356	58,647	19.8	56,205	19.0
Steel mills and pig iron producers	10,103	13,256	8,356	38,100	12.9	45,585	15.4
JVs pellets	4,748	2,404	0	20,547	6.9	10,620	3.6
USA	927	1,079	291	3,655	1.2	2,571	0.9
Others	3,529	2,836	1,499	10,828	3.7	9,723	3.3
Asia	37,035	41,259	28,096	141,568	47.8	141,735	47.8
China	24,474	26,867	11,699	94,521	31.9	85,164	28.7
Japan	6,770	8,250	10,028	27,459	9.3	34,145	11.5
South Korea	3,255	3,041	4,048	10,440	3.5	12,584	4.2
Others	2,536	3,101	2,321	9,148	3.1	9,842	3.3
Europe	19,177	21,439	12,756	72,996	24.6	72,207	24.4
Germany	5,524	6,946	5,088	22,781	7.7	23,370	7.9
France	3,052	3,316	1,198	11,038	3.7	9,157	3.1
Belgium	1,588	2,373	1,290	6,381	2.2	7,936	2.7
Italy	2,963	1,336	2,256	9,320	3.1	8,340	2.8
Others	6,050	7,468	2,924	23,476	7.9	23,404	7.9
Rest of the World	2,696	3,642	3,898	8,663	2.9	13,800	4.7
Total	78,215	85,915	54,896	296,357	100.0	296,241	100.0
Table 9 — GROSS REVENUE BY PRODUCT

in US$ million	4Q07	3Q08	4Q08	2007	2008
Iron ore	3,349	6,175	3,537	11,907	17,775
Pellet plant operation services	31	13	4	91	56
Pellets	695	1,399	1,024	2,648	4,245
Manganese ore	36	119	24	77	266
Ferroalloys	243	330	138	639	1,073
Others	57	94	37	153	284
Total	4,411	8,130	4,764	15,515	23,699

Table 10 — AVERAGE SALE PRICE

in US$/metric ton	4Q07	3Q08	4Q08	2007	2008
Iron ore	48.00	80.19	73.92	45.33	67.32
Pellets	82.28	157.00	145.25	78.62	131.76
Manganese ore	140.63	474.10	393.44	107.34	350.46
Ferroalloys	1,928.57	3,473.68	2,603.77	1,311.48	2,709.60
Table 11 — VOLUMES SOLD

in ‘000 metric tons	4Q07	3Q08	4Q08	2007	2008
Iron ore	69,768	77,004	47,846	262,687	264,023
Pellets	8,447	8,911	7,050	33,670	32,218
Manganese ore	256	251	61	708	759
Ferroalloys	126	95	53	488	396
Table 12 — SELECTED FINANCIAL INDICATORS

	4Q07	3Q08	4Q08	2007	2008
Adjusted EBIT margin (%)	42.7%	58.4%	51.0%	47.9%	54.1%
Adjusted EBITDA (US$ million)	2,171	5,094	2,524	8,304	13,887
Non-ferrous minerals
Given the downward trend in nickel prices since 3Q07, non-ferrous minerals — nickel, copper, bauxite, alumina, aluminum, kaolin, potash, platinum group metals, precious metals and cobalt — have been losing their share in Vale’s revenues and cash flow generation. Revenues came to US$ 12.268 billion in 2008, a decrease of 22.0% over the previous year, in spite of record shipments of nickel, alumina, copper and cobalt.
In 4Q08 revenues were US$ 2.068 billion, compared with US$ 3.245 billion in 3Q08 and US$ 3.498 billion in 4Q07.
Nickel sales in 2008 were US$ 5.970 billion, 40.6% less than in 2007, mostly due to a 42.1% drop in the average nickel sales price. In 2008, we shipped 275,596 metric tons, compared to 268,240 in 2007.
71,000 metric tons of finished nickel were shipped in 4Q08, against 69,000 in 3Q08. Revenues amounted to US$ 851 million, decreasing by 37.3% relatively to 3Q08, due to the fall in average sales prices to US$ 11,927 per metric ton from US$ 19,691 in 3Q08.
Revenues from sales of bauxite, alumina and aluminum were US$ 3.042 billion, against US$ 2.722 billion in 2007. The increase was determined by higher volumes (80%) — mainly due to expansion of the Barcarena alumina refinery — and average prices (20%).
The average sale price of aluminum was US$ 2,805.86 per metric ton in 2008 against US$ 2,784.70 in 2007, while the price of alumina, which is mostly indexed to the metal price, increased to US$ 348.42 per metric ton from US$ 338.76 in 2007.
Shipments of aluminum totaled 546,000 metric tons, compared with 562,000 in 2007. Sales of alumina amounted to 4.219 million metric tons, a record level helped by the expansion of the alumina refinery (Alunorte 6&7 stages).
In 4Q08, Vale sold 134,000 metric tons (vs. 150,000 in 3Q08) of aluminum and 1.362 million metric tons (vs. 1.163 million in 3Q08) of alumina.
The average sales price of aluminum was US$ 2,470.15 per metric ton in 4Q08, against the average LME price of US$ 1,830.31 in the same period. This is explained by the one-month lag period between market and sales prices. Thus, our sales in 4Q08 reflect market prices from September to November 2008, with a concentration of our sales in September, when market prices were higher than the LME average price of US$ 2,166.55 in the three-month period ended in November.

Sales of copper amounted to US$ 2.029 billion, compared with US$ 1.986 billion in 2007. Copper shipments during the year reached 320,000 metric tons, 6.7% greater than the volume shipped in 2007. In 4Q08, we sold 89,000 metric tons, down 5.8% versus 3Q08.
The average copper sale price for 2008 was US$ 6,331 per metric ton, below the average for 2007, at US$ 6,611 per metric ton. In 4Q08, the average price dropped substantially to US$ 3,041 per metric ton versus US$ 6,635 in 3Q08, thus reflecting the fast and sharp drop in LME prices.
PGMs produced revenues of US$ 401 million, influenced by the higher average platinum price, US$ 1,557 per troy ounce, 18.5% above the 2007 level.
In 4Q08, PGMs revenues, US$ 39 million, declined 67.3% from 3Q08 figures, mostly driven by the accentuated fall in prices.
Potash revenues increased significantly in 2008, rising to US$ 295 million, showing a 65.7% increase over the previous year.
The performance of potash revenues was determined by the rising prices caused by a situation of excess demand. The average sale price increased to US$ 591.18 in 2008 from US$ 264.09 in 2007. On the other hand, volumes decreased to 499,000 metric tons from 674,000 metric tons in the previous year, heavily influenced by the slowdown in the last quarter of the year.
In 4Q08, there was a substantial decline in the quantity of potash sales, down to 34,000 from 126,000 metric tons in 3Q08. This was explained by the weak performance of the Brazilian agricultural sector along with the large inventories accumulated by farmers in the expectation of higher fertilizer prices.
The price of potash dropped by 17.2% against 3Q08, reaching US$ 676 per metric ton.
Sales volumes of cobalt reached an all-time high in 2008, with 3,087 metric tons against 2,494 metric tons in 2007. Revenues had a very good performance, amounting to US$ 211 million and increasing 56.3%.
Cobalt revenues totaled US$ 37 million in 4Q08 compared with US$ 56 million in 3Q08. Despite the slight increase in sales volume, the 35.8% drop in sales prices contributed to lower revenues in the quarter.
Shipments of kaolin generated revenues of US$ 209 million, below the US$ 238 million level of 2007, influenced by the weaker demand for paper coating.
In 4Q08, kaolin revenues amounted to US$ 44 million. The US$ 13 million quarter-on-quarter decline was due to lower sales volume (69%) and lower average prices (31%).
The adjusted EBIT margin for non-ferrous minerals was 23.1% in 2008.
In 4Q08, the several charges against the nickel business in the presence of lower prices resulted in a negative operational margin, minus 23.5% . Although there was an influence of one-off effects on costs, we are still working to cut costs and to make some structural changes, rationalizing the product line, shortening the production cycle, and improving inventory management.
Adjusted EBITDA for non-ferrous minerals operations totaled US$ 5.322 billion in 2008 and US$ 236 million in 4Q08.

The decline of US$ 1.106 billion relative to 3Q08 was a result of lower sales prices (US$ 1.110 billion), partially offset by positive effect of exchange rate variation (US$ 291 million).
Table 13 — GROSS REVENUE BY PRODUCT

in US$ million	4Q07	3Q08	4Q08	2007	2008
Nickel	2,018	1,358	851	10,043	5,970
Copper	537	630	272	1,986	2,029
Kaolin	74	57	45	238	209
Potash	58	103	23	178	295
PGMs	81	120	39	342	401
Precious metals	20	32	22	85	111
Cobalt	39	56	37	135	211
Aluminum	350	456	332	1,571	1,545
Alumina	309	425	438	1,102	1,470
Bauxite	13	8	9	49	27
Total	3,498	3,245	2,068	15,728	12,268
Table 14 — AVERAGE SALE PRICE

in US$/metric ton	4Q07	3Q08	4Q08	2007	2008
Nickel	29,745.48	19,691.15	11,926.62	37,442.28	21,662.14
Copper	6,004.29	6,635.14	3,041.35	6,611.27	6,331.07
Kaolin	212.03	198.61	185.95	195.88	194.06
Potash	333.33	817.46	676.47	264.09	591.18
Platinum (US$/oz)	1,440.46	1,498.02	865.27	1,314.25	1,557.07
Cobalt (US$/lb)	25.79	30.64	19.68	24.56	31.01
Aluminum	2,585.19	2,973.33	2,470.15	2,784.70	2,805.86
Alumina	322.21	365.43	321.59	338.76	348.42
Bauxite	38.12	44.20	41.67	36.08	41.47
Table 15 — VOLUMES SOLD

in ‘000 metric tons	4Q07	3Q08	4Q08	2007	2008
Nickel	68	69	71	268	276
Copper	89	95	89	300	320
Kaolin	349	287	242	1,215	1,077
Potash	174	126	34	674	499
Precious metals (oz)	548	673	597	2,283	2,394
PGMs (oz)	72	114	109	345	411
Cobalt (metric ton)	686	829	853	2,494	3,087
Aluminum	135	150	134	562	546
Alumina	959	1,163	1,362	3,253	4,219
Bauxite	341	181	216	1,358	651
Table 16 — SELECTED FINANCIAL INDICATORS

	4Q07	3Q08	4Q08	2007	2008
Adjusted EBIT margin (%)	26.2%	24.4%	-23.5%	37.6%	23.1%
Adjusted EBITDA (US$ million)	1,447	1,342	236	7,538	5,322
Coal
2008 was the first full year of operations of our coal business. Revenues reached US$ 577 million in 2008, of which US$ 457 million from sales of metallurgical coal (semi-hard, semi-soft and PCI) and US$ 120 million from thermal coal.
Coal shipments reached 4.087 million metric tons, comprised of 2.682 million metric tons of metallurgical coal and 1.405 million metric tons of thermal coal.
The average sale price of metallurgical coal in 2008 was US$ 170.55 per metric ton, increasing by 153.2% in relation to 2007. The average sale price of thermal coal was US$ 85.38 per metric ton, 58.9% higher than in the previous year.

In 4Q08, revenues from metallurgical coal and thermal coal came, respectively, to US$ 161 million and US$ 38 million. We sold 1.031 million metric tons — 629,000 metric tons of metallurgical coal and 402,000 metric tons of thermal coal — slightly lower than 3Q08 figures.
Given the nature of our contracts, prices in 4Q08 did not reflect yet the sharp drop in spot market prices, with average sale prices staying at US$ 256.25 per metric ton for metallurgical coal and US$ 93.32 per metric ton for thermal coal.
Table 17 — GROSS REVENUE BY PRODUCT

in US$ million	4Q07	3Q08	4Q08	2007	2008
Thermal coal	6	41	38	32	120
Metallurgical coal	41	162	161	128	457
Total	47	203	199	160	577
Table 18 — AVERAGE SALE PRICE

in US$/metric ton	4Q07	3Q08	4Q08	2007	2008
Thermal coal	57.39	91.51	93.32	53.73	85.38
Metallurgical coal	69.02	235.17	256.25	67.37	170.55
Table 19 — VOLUMES SOLD

in ‘000 metric tons	4Q07	3Q08	4Q08	2007	2008
Thermal coal	115	451	402	603	1,405
Metallurgical coal	797	689	629	1,894	2,682
Logistics services
Logistics services generated revenues of US$ 1.607 billion in 2008, a 5.3% increase over the US$ 1.526 billion in 2007. Higher average prices caused by the increase in fuel costs and changes in the mix of cargo more than offset the slight reduction in the volume of freight cargo.
Rail transportation of general cargo produced revenues of US$ 1.303 billion, port services, US$ 255 million, and coastal shipping and port support services US$ 49 million.
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — transported 25.966 billion ntk of general cargo for clients in 2008, decreasing 5.6% compared to 2007 levels, and 5.883 billion in 4Q08, against 6.461 billion in the same quarter of the previous year.
Our ports and maritime terminals handled 26.176 million metric tons of general cargo, against 28.443 million metric tons in 2007.
The decline in the volumes of general cargo is explained by the reduction in transportation of agricultural products, mainly grains, as a consequence of weaker Brazilian exports during 2008. In addition, the reduction of Brazilian steel output and pig iron exports in 4Q08 contributed also to reduce our level of activity in the logistics business.
The main cargoes carried by our railroads in 2008 were steel industry inputs and products (46.8%), agricultural products (40.1%), fuels (5.3%), building materials and forestry products (3.3%), and others (4.5%).
Due to the crop season in Brazil, 4Q08 is a seasonally weak quarter in the demand for general cargo freight. Thus, revenues fell to US$ 310 million from US$ 472 million in 3Q08, in a result that was also affected by the drop in transportation of steel products.

In 2008, adjusted EBIT margin was 21.1% against 24.0% for 2007. In 4Q08 adjusted EBIT margin was 15.8%, compared to 16.2% in the same quarter of the previous year.
Adjusted EBITDA reached US$ 631 million in 2008, in line with the 2007 value of US$ 649 million. Higher average sales prices (US$ 190 million) — caused by the increase in fuel costs and better mix of cargo — were more than offset by lower transported volume (US$ 75 million), higher input prices (US$ 55 million) and the negative effect of average variation of Brazilian real/US dollar exchange rate in the year (US$ 43 million).
Table 20 — GROSS REVENUE BY PRODUCT

in US$ million	4Q07	3Q08	4Q08	2007	2008
Railroads	321	386	240	1,220	1,303
Ports	58	73	60	237	255
Shipping	10	13	10	68	49
Total	389	472	310	1,526	1,607
Table 21 — LOGISTICS SERVICES

	4Q07	3Q08	4Q08	2007	2008
Railroads (million ntk)	6,461	7,138	5,883	27,500	25,966
Table 22 — SELECTED FINANCIAL INDICATORS

	4Q07	3Q08	4Q08	2007	2008
Adjusted EBIT margin (%)	16.2%	22.3%	15.8%	24.0%	21.1%
Adjusted EBITDA (US$ million)	159	177	92	649	631
• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
• CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on February 20, at 11:00 am Rio de Janeiro time, 9:00 am US Eastern Standard Time, 2:00 pm UK time and 3:00 pm Paris time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6301
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/ Investor. A recording will be available on Vale’s website for 90 days from February 20.

• IMPAIRMENT TEST
According to US Financial Accounting Standards Board (FASB) statements, FAS 141 (Business combinations) and 142 (Goodwill and other intangible assets), at the time of acquisition all the incorporated firm’s assets should be revalued to reflect present market conditions. After the revaluation of all assets and liabilities at market prices on the acquisition date, the excess acquisition value compared to market value adjusted net assets is booked at a goodwill account.
Under generally accepted accounting principles, all long-lived assets, including acquired assets and their associated goodwill, are tested to determine if they are still recoverable whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include the following:
•	significant underperformance relating to expected historical or projected future operating results of entities or business units;

•	significant changes in the manner in which we use the acquired assets or our overall business strategy; or

•	significant negative industry or economic trends.
Moreover, we are required to test goodwill for impairment at least annually and whenever circumstances indicating that recognized goodwill may not be fully recovered are identified. As matter of fact, Vale performs a regular annual impairment review of goodwill.
The main purpose of the impairment test is the accounting adjustment of a company’s balance sheet to better reflect current market conditions.
The impairment test is done in two steps:
(1)
In the first step, we compare a business unit’s fair value with its carrying amount — accounting asset values, including goodwill — to identify any potential goodwill impairment loss. Fair value is calculated using discount cash flow valuation model. If the carrying amount of a business unit exceeds its fair value, we must carry out the second step of the impairment test to measure the amount, if any, of the business unit’s goodwill impairment loss.

(2)
In the second step, we calculate the goodwill value as if the business unit had being tested was acquired at the fair value obtained in the first step. We should compare the accounting goodwill value with the new estimated goodwill. If the last one is lower than the first, the difference is recognized in the result as impairment and the accounting goodwill value is substituted for the lower one.

In 4Q08, we performed the annual impairment test of our nickel business units and we obtained a fair value lower than the accounting carrying amount. Thus, we had to pursue the second step of the test.
In the second step, the revised goodwill for nickel business units were US$ 1.335 billion, against the accounting goodwill of US$ 2.285 billion. As a consequence, the US$ 950 million difference was recognized in the nickel operational result as an impairment charge and its balance sheet was adjusted to reflect the new accounting goodwill of US$ 1.335 billion.
Therefore, as a result of our regular annual impairment test we had an impairment non-cash charge of US$ 950 million recognized in 4Q08, reducing our operating income and, consequently, our net income by the same amount, since the impairment charge has no impact in our income taxes. It has no effect in our cash flow, being only a one-off non-cash item.
The counter effect in our balance sheet is the reduction of goodwill account value by the same amount.

• ANNEX 1 — FINANCIAL STATEMENTS
Table 23 — INCOME STATEMENTS

in US$ million	4Q07	3Q08	4Q08	2007	2008
Gross operating revenues	8,412	12,122	7,442	33,115	38,509
Taxes	(249)	(383)	(187)	(873)	(1,083)
Net operating revenue	8,163	11,739	7,255	32,242	37,426
Cost of goods sold	(4,504)	(5,116)	(3,520)	(16,463)	(17,641)
Gross profit	3,659	6,623	3,735	15,779	19,785
Gross margin (%)	44.8	56.4	51.5	48.9	52.9
Selling, general and administrative expenses	(424)	(374)	(708)	(1,245)	(1,748)
Research and development expenses	(262)	(331)	(295)	(733)	(1,085)
Others	(290)	(383)	(719)	(607)	(1,254)
Impairment	—	—	(950)	—	(950)
Operating profit	2,683	5,535	1,063	13,194	14,748
Financial revenues	58	277	247	295	602
Financial expenses	(554)	(457)	(399)	(2,517)	(1,765)
Gains (losses) on derivatives, net	316	(587)	(586)	931	(812)
Monetary variation	315	(321)	(241)	2,553	364
Gains on sale of affiliates	—	—	—	777	80
Tax and social contribution (Current)	(610)	(477)	966	(3,901)	(1,338)
Tax and social contribution (Deferred)	394	621	219	700	803
Equity income and provision for losses	136	290	125	595	794
Minority shareholding participation	(165)	(60)	(27)	(802)	(258)
Net earnings	2,573	4,821	1,367	11,825	13,218
Earnings per share (US$)	0.53	0.96	0.26	2.45	2.66
Table 24 — FINANCIAL RESULT

in US$ million	4Q07	3Q08	4Q08	2007	2008
Gross interest	(313)	(293)	(334)	(1,348)	(1,194)
Debt with third parties	(312)	(290)	(334)	(1,344)	(1,188)
Debt with related parties	(1)	(3)	—	(4)	(6)
Tax and labour contingencies	(39)	(23)	(23)	(98)	(99)
Tax on financial transactions (CPMF)	(27)	—	—	(132)	—
Others	(175)	(141)	(42)	(939)	(472)
Financial expenses	(554)	(457)	(399)	(2,517)	(1,765)
Financial income	58	277	247	295	602
Derivatives	327	(587)	(586)	931	(812)
Foreign exchange and monetary gain (losses), net	304	(321)	(241)	2,553	364
Financial result, net	135	(1,088)	(979)	1,262	(1,611)
Table 25 — EQUITY INCOME BY BUSINESS SEGMENT

in US$ million	4Q07	3Q08	4Q08	2007	%	2008	%
Ferrous minerals	63	175	80	301	50,6	543	68,4
Non-ferrous minerals	21	18	(12)	84	14,1	28	3,5
Logistics	40	47	93	125	21,0	133	16,8
Coal	14	28	(2)	46	7,7	62	7,8
Steel	(7)	26	(35)	30	5,0	29	3,7
Others	5	(4)	1	9	1,5	(1)	(0,1)
Total	136	290	125	595	100,0	794	100,0

Table 26 — BALANCE SHEET

in US$ million	12/31/07	09/30/08	12/31/08
Assets
Current	11,380	28,008	23,238
Long-term	7,790	6,982	4,956
Fixed	57,547	57,135	51,737
Total	76,717	92,125	79,931
Liabilities
Current	10,083	7,737	7,237
Long term	33,358	33,170	30,138
Shareholders’ equity	33,276	51,218	42,556
Paid-up capital	12,804	24,993	24,241
Mandatory convertible notes	1,869	1,869	1,869
Reserves	18,603	24,356	16,446
Total	76,717	92,125	79,931

Table 27 — CASH FLOW

	in US$ million
	4Q07	3Q08	4Q08	2007	2008
Cash flows from operating activities:
Net income	2,573	4,821	1,367	11,825	13,218
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	737	713	568	2,186	2,807
Dividends received	112	126	116	394	513
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(136)	(290)	(125)	(595)	(794)
Deferred income taxes	(394)	(621)	(219)	(700)	(803)
Impairment	—	—	950	—	950
Loss on sale of property, plant and equipment	104	243	10	168	376
Gain on sale of investment	—	—	—	(777)	(80)
Foreign exchange and monetary losses	(266)	1,133	740	(2,827)	451
Net unrealized derivative losses	(326)	587	586	(917)	812
Minority interest	165	60	27	802	258
Net interest payable	(23)	83	(3)	102	116
Others	46	1	17	115	(3)
Decrease (increase) in assets:
Accounts receivable	135	(1,481)	1,615	235	(466)
Inventories	(558)	(77)	(43)	(343)	(467)
Others	80	5	(171)	(292)	(242)
Increase (decrease) in liabilities:
Suppliers	429	237	200	998	703
Payroll and related charges	106	97	(25)	170	1
Income tax	(582)	(291)	119	393	(140)
Others	260	(14)	564	75	(96)
Net cash provided by operating activities	2,462	5,332	6,293	11,012	17,114
Cash flows from investing activities:
Short term investments	—	(634)	(1,674)	—	(2,308)
Loans and advances receivable	(33)	(25)	39	(22)	6
Guarantees and deposits	(50)	(26)	(71)	(125)	(133)
Additions to investments	(230)	(85)	(19)	(324)	(128)
Additions to property, plant and equipment	(2,747)	(1,553)	(3,689)	(6,651)	(8,972)
Proceeds from disposals of investment	—	—	—	1,042	134
Net cash used to acquire subsidiaries	—	—	—	(2,926)	—
Net cash used in investing activities	(3,060)	(2,323)	(5,414)	(9,006)	(11,401)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	144	—	(124)	(557)	(235)
Loans	(38)	(16)	33	(14)	34
Long-term debt	646	71	253	7,212	1,890
Mandatorily convertibles	—	—	—	1,869	—
Repayment of long-term debt	(114)	(313)	(65)	(11,130)	(1,130)
Capital increase	—	12,190	—	—	12,190
Treasury stock	—	—	(752)	—	(752)
Interest attributed to shareholders	(1,050)	—	(1,600)	(1,875)	(2,850)
Dividends to minority interest	(429)	—	(56)	(714)	(143)
Net cash used in financing activities	(841)	11,932	(2,311)	(5,209)	9,004
Increase (decrease) in cash and cash equivalents	(1,439)	14,941	(1,432)	(3,203)	14,717
Effect of exchange rate changes on cash and cash equivalents	(23)	(2,469)	(2,863)	(198)	(5,432)
Cash and cash equivalents, beginning of period	2,508	2,154	14,626	4,448	1,046
Cash and cash equivalents, end of period	1,046	14,626	10,331	1,046	10,331
Cash paid during the period for:
Interest on short-term debt	(8)	(1)	—	(49)	(11)
Interest on long-term debt	(361)	(305)	(314)	(1,289)	(1,255)
Income tax	(732)	(726)	(149)	(3,284)	(2,867)
Non-cash transactions
Interest capitalized	(15)	(14)	(185)	(78)	(230)

• ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 28 — VOLUMES SOLD: MINERALS AND METALS

in ‘000 metric tons	4Q07	3Q08	4Q08	2007	2008
Iron ore	69,768	77,004	47,846	262,687	264,023
Pellets	8,447	8,911	7,050	33,670	32,218
Manganese ore	256	251	61	708	759
Ferroalloys	126	95	53	488	396
Nickel	68	69	71	268	276
Copper	89	95	89	300	320
Kaolin	349	287	242	1,215	1,077
Potash	174	126	34	674	499
Precious metals (oz)	548	673	597	2,283	2,394
PGMs (oz)	72	114	109	345	411
Cobalt (metric ton)	686	829	853	2,494	3,087
Aluminum	135	150	134	562	546
Alumina	959	1,163	1,362	3,253	4,219
Bauxite	341	181	216	1,358	651
Thermal coal	115	451	402	603	1,405
Metallurgical coal	797	689	629	1,894	2,682
Railroads (million ntk)	6,461	7,138	5,883	27,500	25,966
Table 29 — AVERAGE SALE PRICE

in US$/metric ton	4Q07	3Q08	4Q08	2007	2008
Iron ore	48.00	80.19	73.92	45.33	67.32
Pellets	82.28	157.00	145.25	78.62	131.76
Manganese	140.63	474.10	393.44	107.34	350.46
Ferroalloys	1,928.57	3,473.68	2,603.77	1,311.48	2,709.60
Nickel	29,745.48	19,691.15	11,926.62	37,442.28	21,662.14
Copper	6,004.29	6,635.14	3,041.35	6,611.27	6,331.07
Kaolin	212.03	198.61	185.95	195.88	194.06
Potash	333.33	817.46	676.47	264.09	591.18
Platinum (US$/oz)	1,440.46	1,498.02	865.27	1,314.25	1,557.07
Cobalt (US$/lb)	25.79	30.64	19.68	24.56	31.01
Aluminum	2,585.19	2,973.33	2,470.15	2,784.70	2,805.86
Alumina	322.21	365.43	321.59	338.76	348.42
Bauxite	38.12	44.20	41.67	36.08	41.47
Thermal coal	57.39	91.51	93.32	53.73	85.38
Metallurgical coal	69.02	235.17	256.25	67.37	170.55
Table 30 — ADJUSTED EBIT MARGIN BY BUSINESS SEGMENT

	4Q07	3Q08	4Q08	2007	2008
Ferrous minerals	42.7%	58.4%	51.0%	47.9%	54.1%
Non-ferrous minerals	26.2%	24.4%	-23.5%	37.6%	23.1%
Logistics	16.2%	22.3%	15.8%	24.0%	21.1%
Total	32.9%	47.2%	27.7%	40.9%	41.9%
Table 31 — ADJUSTED EBITDA BY BUSINESS SEGMENT

in US$ million	4Q07	3Q08	4Q08	2007	2008
Ferrous minerals	2,171	5,094	2,524	8,304	13,887
Non- ferrous minerals	1,447	1,342	236	7,538	5,322
Logistics	159	177	92	649	631
Others	(245)	(239)	(155)	(717)	(822)
Total	3,532	6,374	2,697	15,774	19,018

• ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT
Table 32 — Adjusted EBIT

in US$ million	4Q07	3Q08	4Q08	2007	2008
Net operating revenues	8,163	11,739	7,255	32,242	37,426
COGS	(4,504)	(5,116)	(3,520)	(16,463)	(17,641)
SG&A	(424)	(374)	(708)	(1,245)	(1,748)
Research and development	(262)	(331)	(295)	(733)	(1,085)
Other operational expenses	(290)	(383)	(719)	(607)	(1,254)
Adjusted EBIT	2,683	5,535	2,013	13,194	15,698
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
Table 33 — Adjusted EBITDA
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

in US$ million	4Q07	3Q08	4Q08	2007	2008
Operational cash flow	2,462	5,332	6,293	11,012	17,114
Income tax	610	477	(966)	3,901	1,338
FX and monetary losses	(38)	(812)	(499)	268	(815)
Financial expenses	192	684	741	1,195	1,859
Net working capital	130	1,524	(2,259)	(1,236)	707
Other	176	(831)	(613)	634	(1,185)
Adjusted EBITDA	3,532	6,374	2,697	15,774	19,018
(c) Net debt
Table 34 — Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT

in US$ million	4Q07	3Q08	4Q08	2007	2008
Total debt	19,030	19,188	18,245	19,030	18,245
Cash and cash equivalents	1,046	15,260	12,639	1,046	12,639
Net debt	17,984	3,928	5,606	17,984	5,606

(d) Total debt / Adjusted LTM EBITDA
Table 35 — Total debt / Adjusted LTM EBITDA

	4Q07	3Q08	4Q08	2007	2008
Total debt / Adjusted LTM EBITDA (x)	1.1	1.0	1.0	1.1	1.0
Total debt / LTM operational cash flow (x)	1.7	1.4	1.1	1.7	1.1
(e) Total debt / Enterprise value
Table 36 — Total debt / Enterprise value

	4Q07	3Q08	4Q08	2007	2008
Total debt / EV (%)	11.21	18.52	27.06	11.21	27.06
Total debt / total assets (%)	24.81	20.83	22.91	24.81	22.91
Enterprise value = Market capitalization + Net debt
(f) LTM EBITDA adjusted / LTM interest payments
Table 37 — LTM EBITDA adjusted / LTM interest payments

	4Q07	3Q08	4Q08	2007	2008
Adjusted LTM EBITDA / LTM interest payments (x)	11.79	15.03	15.02	11.79	15.02
LTM operational profit / LTM interest payments (x)	9.86	12.39	12.40	9.86	12.40
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations